April 28, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-1004

ATTN:    Document Control - EDGAR

RE:      American Enterprise MVA Account
         Wells Fargo AdvantageSM Variable Annuity
         Wells Fargo AdvantageSM Builder Variable Annuity
         American Express Signature Variable AnnuitySM
         American Express Signature One Variable AnnuitySM
         American Express New Solutions Variable AnnuitySM
         Post-Effective Amendment No. 5 on Form S-1
         File No. 333-86297


Dear Commissioners:

Pursuant to Rule 477(a), Registrant hereby respectfull requests that the filing transmitted on April 28, 2000, and described on its cover as Post-Effective Amendment No. 5 (File No. 333-86297) be withdrawn.

This filing was inadvertently filed with the incorrect conformed Auditors Consent. Registrant desires to withdraw Post-Effective Amendment No. 5 and intends to immediately file the Post-Effective Amendment with the correct conformed Auditors Consent.

If you have any questions or comments  regarding this filing,  please call me at
(612) 671-3678 or Cheryl Lynn Graff at (612) 671-3425.

Very truly yours,

American Enterprise MVA Account
(Registrant)



/s/  Mary Ellyn Minenko
     Mary Ellyn Minenko
     Vice President and Group Counsel